August 11, 2010

BY FILING ON EDGAR

Mr. Mark C. Shannon
Branch Chief
Mr. John Cannarella
Staff Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Pacific Copper Corp.
Form 10-K for Fiscal Year Ended October 31, 2009
Filed February 10, 2010
File No. 0-52495

Gentlemen,

We Refer to the letter of Branch Chief, Mark C. Shannon dated August 10, 2010, addressed to Pacific Copper Corp. (the “Company”). Due to the volume and complexity of information required to address the engineering comments, we respectfully request that the Company be allowed to respond on or before September 20, 2010.

Very truly yours,

/s/ Rakesh Malhotra
Chief Financial Officer
Pacific Copper Corp.